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THE STANLEY WORKS
THE STANLEY WORKS CAPITAL TRUST I
1000 Stanley Drive New Britain, Connecticut 06053

June 12, 2006

VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Pamela A. Long

Re:
The Stanley Works
The Stanley Works Capital Trust I
Registration Statement on Form S-4 (File No. 333-133027)

Dear Sir:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Stanley Works, a Connecticut corporation (the "Company") and The Stanley Works Capital Trust I, a Delaware statutory trust (the "Trust" and, together with the Company the "Registrants"), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-133027), originally filed by the Registrants on April 5, 2006, be accelerated by the Securities and Exchange Commission (the "Commission") to Wednesday, June 14, 2006 at 12:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

        Pursuant to your letter to the Registrants dated June 2, 2006, the Company hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Registrants respectfully request that it be notified of such effectiveness by a telephone call to Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2918 and that such effectiveness also be confirmed in writing.

Very truly yours,

THE STANLEY WORKS
By:	/s/ CRAIG A. DOUGLAS Name: Craig A. Douglas Title: Vice President and Treasurer

THE STANLEY WORKS CAPITAL TRUST I
By:	/s/ CRAIG A. DOUGLAS Name: Craig A. Douglas Title: Trustee

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THE STANLEY WORKS THE STANLEY WORKS CAPITAL TRUST I 1000 Stanley Drive New Britain, Connecticut 06053